Exhibit 99.102

REPORT UNDER NATIONAL INSTRUMENT 62-103

1.	Name and address of Offeror

SRM Advisers, Monaco (S.A.M), Monte-Carlo Palace, 7 Boulevard des Moulins, Monaco, MC98000

2.	Designation and number, or principal amount, of securities and the offeror’s security holding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

Not applicable.

3.	Designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligations to file a news release.

As of the date hereof, SRM Global Master Fund Limited Partnership (“SRM”) beneficially owns or exercises control or direction over 16,826,807 common shares of HudBay Minerals Inc. (“HudBay”) representing approximately 11% of the outstanding common shares of HudBay.

4.	Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

(i)	The offeror, either alone or together with joint actors, has ownership and control,

See paragraph 3 above.

(ii)	The offeror, either alone or together with joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor,

Not applicable.

(iii)	The offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

5.	The name of the market in which the transaction or occurrence that gave rise to the news release took place.

Not applicable.

5.1	The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release.

Not applicable.

6.	The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

Not applicable.

7.	The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer, entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any securities.

None.

8.	The names of any joint actors in connection with the disclosure required above.

Not applicable. See paragraph 10 below.

9.	In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value, in Canadian dollars of the consideration paid by the offeror.

Not applicable.

10.	If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities.

SRM and Corriente Master Fund L.P. (“Corriente”) announced on January 12, 2009 that they have commenced an oppression application in the Ontario Superior Court of Justice against HudBay.

The application concerns the proposed business combination of HudBay and Lundin Mining Corporation (“Lundin”) and SRM’s requisition of a shareholder meeting pursuant to which HudBay has called a special meeting of shareholders of HudBay to be held on March 31, 2009. In the application, the applicants allege that HudBay has oppressed, unfairly prejudiced and unfairly disregarded the applicants’ rights and interests and the rights and interests of the other holders of common shares of HudBay.

The application seeks an order directing HudBay to call, hold and conduct a special meeting of shareholders of HudBay to consider and vote on the proposed business combination of HudBay and Lundin and to elect a new board of directors of HudBay prior to the closing of the proposed business combination of HudBay and Lundin.

See press release attached as Schedule A.

11.	If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance.

Not applicable.

DATED as of the 13th day of January, 2009.

Schedule A

Attention Business Editors:

Oppression Remedy Application Commenced Against HudBay

Monaco and Fort Worth, Texas, January 12, 2009 – SRM Global Master Fund Limited Partnership (“SRM”) and Corriente Master Fund L.P. (“Corriente”) announced today that they have commenced an oppression application in the Ontario Superior Court of Justice against HudBay Minerals Inc. (“HudBay”).

The application concerns the proposed business combination of HudBay and Lundin Mining Corporation (“Lundin”) and SRM’s requisition of a shareholder meeting pursuant to which HudBay has called a special meeting of shareholders of HudBay to be held on March 31, 2009. In the application, the applicants allege that HudBay has oppressed, unfairly prejudiced and unfairly disregarded the applicants’ rights and interests and the rights and interests of the other holders of common shares of HudBay.

The application seeks an order directing HudBay to call, hold and conduct a special meeting of shareholders of HudBay to consider and vote on the proposed business combination of HudBay and Lundin and to elect a new board of directors of HudBay prior to the closing of the proposed business combination of HudBay and Lundin.

SRM beneficially owns or exercises control or direction over 16,826,807 common shares of HudBay representing approximately 11% of the outstanding common shares of HudBay, and Corriente beneficially owns or exercises control or direction over 3,308,200 common shares of HudBay representing approximately 2.16% of the outstanding common shares of HudBay.

For further information please contact:

Philip Price

Tel: 377 9797 7933

Rob Lydick

Tel: 817-870-9147